UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

81 Bay Street

CIBC Square

Toronto, Ontario

Canada M5J OE7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO CANADIAN IMPERIAL BANK OF COMMERCE’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-259240) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2022	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Wojtek Niebrzydowski
Name: Wojtek Niebrzydowski
Title: Vice-President, Global Term Funding, Treasury

EXHIBIT INDEX

5.1	Opinion of Mayer Brown LLP, U.S. counsel for Canadian Imperial Bank of Commerce, as to the validity of the securities

5.2	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel for Canadian Imperial Bank of Commerce, as to the validity of the securities

23.1	Consent of Mayer Brown LLP (included in Exhibit 5.1 above)

23.2	Consent of Blake, Cassels & Graydon LLP (included in Exhibit 5.2 above)

99.1	Underwriting Agreement, dated as of March 30, 2022, by and among Canadian Imperial Bank of Commerce and Citigroup Global Markets Inc., BofA Securities, Inc., CIBC World Markets Corp., J.P. Morgan Securities LLC, and Wells Fargo Securities, LLC, as representatives of the several underwriters